August 4, 2006

303 Velocity Way Foster City, CA 94404 www.efi.com tel [650] 357 3500 fax [650] 357 3907

VIA EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Attention: Kathleen Collins, Accounting Branch Chief

Re:	Electronics for Imaging, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2005 Filed March 16, 2006

Form 8-K filed April 20, 2006

Form 8-K filed July 19, 2006

File No. 000-18805

Dear Ms. Collins:

Electronics for Imaging, Inc. (the “Company”) is submitting this letter in response to the letter dated July 24, 2006 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). For the Staff’s convenience, the Commission’s comments 1 and 2 are repeated below in bold, and the headings and numbered responses in this response letter correspond to the headings and numbered comments contained in the Comment Letter. The Commission’s comments are followed in each case by the Company’s response.

General

1.    We note your response to our prior comment letter dated June 16, 2006. Please include, in connection with responding to our comments, a written statement from management acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

Securities and Exchange Commission

August 4, 2006

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 8-K Filed on July 19, 2006

2.    We note your response to our prior comment no.’s 12, 13 and 14 as well as the revised disclosures included in the Form 8-K filed on July 19, 2006. We continue to believe that the disclosure surrounding the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors is overly broad. In addition, your disclosure does not address the manner in which management compensates for the limitations when using the non-GAAP financial measure. Provide us with the Company’s revised disclosures in your response, or advise us as to why revision is unnecessary.

In response to the Staff’s comments, the Company advises the Staff that it intends to include the following disclosures in its future filings:

“In addition to disclosing financial results calculated in accordance with generally accepted accounting principles (GAAP), we also disclose non-GAAP financial measures that exclude recurring charges related to (i) stock-based compensation and (ii) the amortization of intangible assets and non recurring charges such as (a) in-process research and development charges, (b) fair value adjustments of acquired assets, (c) gains from the sale of products lines, as well as (d) other non-recurring gains and charges as well as the tax impact of each of these recurring an non-recurring adjustments.

We use the non-GAAP financial measures that exclude these items to make strategic decisions, forecast future results and evaluate the Company’s current performance. We believe that in addition to the GAAP presentation, the presentation of non-GAAP financial measures that exclude these items is useful to investors because we do not consider these charges part of the day-to-day business or reflective of the core operational activities of the Company that are within the control of management.

The non-GAAP financial measures disclosed by the Company should not be considered a substitute for, or superior to,

Securities and Exchange Commission

August 4, 2006

financial measures calculated in accordance with GAAP, and the financial results calculated in accordance with GAAP and reconciliations to those financial statements should be carefully evaluated. The non-GAAP financial measures used by the Company may be calculated differently from, and therefore may not be comparable to, similarly titled measures used by other companies. The Company has provided reconciliations of the non-GAAP financial measures to the most directly comparable GAAP financial measures.

A detailed reconciliation of the Company’s GAAP measure to non-GAAP measures is located in the table marked ‘Reconciliation of Reported GAAP Net Income to Non-GAAP Net Income’ data below for illustrative purposes only.”

An example of such disclosure that the Company proposes to include in subsequent filings is set forth below.

Electronics for Imaging, Inc.

Reconciliation of Reported GAAP Net Income to Non-GAAP Net Income

	Three Months Ended June 30,		Six Months Ended June 30,
(in thousands, except per share data) (unaudited)	2006	2005	2006	2005
GAAP Net income (loss)	$11,755	$(33,277)	$24,011	$(33,935)

In-process research and development expense	—	38,200	—	38,200
Amortization of acquisition-related intangibles	8,990	5,286	18,054	8,462
Severance expense	—	—	—	2,685
Gain on sale of product lines	(6,995)	—	(6,995)	—
Adjustment to allowance for bad debt	—	—	(3,773)	—
Stock based compensation expense – Cost of revenue	365	18	658	18
Stock based compensation expense – Research and development	1,702	132	3,343	132
Stock based compensation expense – Sales and marketing	721	29	1,280	29
Stock based compensation expense – General and administrative	2,797	415	4,187	415
Loss on securities liquidated to fund acquisition	—	540	—	540
Tax effect of non-GAAP adjustments	(1,153)	(3,323)	(4,609)	(4,763)

Non-GAAP net income	18,182	$8,020	36,156	$11,783

After-tax adjustment of convertible debt-related expense	750	749	1,500	1,499

Income for purposes of computing diluted non-GAAP net income per share	$18,932	$8,769	$37,656	$13,282

Non-GAAP net income per diluted common share	$0.28	$0.14	$0.56	$0.21

Shares used in per share calculation	67,753	63,700	67,734	63,471

Securities and Exchange Commission

August 4, 2006

Should the Commission have any additional comments or questions, please contact me at 650-357-3131.

Sincerely,

ELECTRONICS FOR IMAGING, INC.

By:	/s/ John Ritchie
John Ritchie, Chief Financial Officer